

April 1, 2021

Michael Rolnick
Chief Executive Officer
Chain Bridge I
100 El Camino Real, Ground Suite
Burlingame, California 94010

   Re: Chain Bridge I
     Registration Statement on Form S-1
     Filed March 19, 2021
     File No. 333-254502

Dear Mr. Rolnick:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 19, 2021

Principal Shareholders, page 130

1. Please expand the disclosure in footnote (3) to identify the natural persons who serve as members of the board of managers.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jocelyn Arel